Let's make INDEPENDENT FILM one of the buzz words of 2026. Thanks for telling ONE friend or family member why you're part of DANIEL FILM LLC. Their partnership alongside yours, makes all the difference.

PLUS, the next 600K we raise will be matched by our distributor as an investment in the marketing or P&A at release! This is HUGE! And we are already $25,000 closer.

Make a reservation in Daniel Film LLC

With gratitude,

The Kooman Brothers

Daniel Film LLC

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Daniel Film LLC is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.